HODGSON RUSS LLP
September 25, 2006
Via Edgar Transmission
Pamela Long, Esq.
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 7010
Washington, DC 20549-7010
Dear Ms. Long:
Re:	Rent-Way, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 24, 2006 File No. 000-22026
     On behalf of our client, Rent-Way, Inc., this letter responds to the comments received by Rent-Way from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2006, relating to the above-referenced preliminary proxy statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, we have set out in this response letter.
     General
     1. Please revise your document to include a summary term sheet, as required by Item 14(b)(1) of Schedule 14A. The proxy statement should begin with the summary term sheet, followed by the table of contents. The summary term sheet should concisely set forth the principal terms of the transaction, rather than summarizing the entire document. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.
     Response: We have revised the proxy statement to include a Summary Term Sheet, which appears immediately prior to the table of contents.
     2. We note that Proposal 2 seeks discretion to vote on other business that may come before the meeting or any adjournment. If you contemplate adjourning the meeting to solicit additional proxies, such action must appear as a separate item for shareholder approval, as it is not an incidental matter as contemplated by Exchange Act Rule 14a-4(c)(7). Refer also to Rule 14a-4(a)(3). Alternatively, please confirm that you will not seek to adjourn the special meeting to solicit additional proxies.

     Response: We have revised our notice to shareholders and the proxy statement to set out Proposal 2 as a separate item for shareholder approval.
     Summary, page 1
     Termination of the Merger Agreement, page 8
     3. Please expand your disclosure to discuss what constitutes a material adverse effect under the merger agreement.
     Response: As we discussed with the staff, we believe a cross-reference to the definition is more appropriate in the “Summary” section, and have added such a cross-reference to refer the reader to the full description of material adverse effect that appears later in the proxy statement. See page 9 of Amendment No. 1.
     Can I change my vote?, page 12
     4. Please revise the last sentence of the answer to this question, which currently suggests that notice that a shareholder wants to revoke a proxy will not be sufficient to do so unless the shareholder actually submits a later vote or proxy.
     Response: We have revised the last sentence of the answer to this question. See page 12 of Amendment No. 1.
     How are votes counted?, page 12
     5. Please discuss the treatment and effect of broker non-votes.
     Response: We have added a discussion of the treatment and effect of broker non-votes. See page 13 of Amendment No. 1.
Expenses of Proxy Solicitation, page 17
     6. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.
     Response: On behalf of Rent-Way, we confirm the company’s understanding that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.
     The Merger, page 18
     Background of the Merger, page 18
     7. Please expand your discussion to address the reasons why the board undertook a review of potential alternatives in January 2006 and why it concluded the following month that management should explore selling the company. In making revisions, please specifically address the basis for each of the board’s determinations.

     Response: We have revised our discussion to address this comment. See page 18 of Amendment No. 1
     8. Please expand your discussion throughout as to why the board decided to pursue a cash merger as opposed to other strategic alternatives. See Regulation M-A, Item 1004(a)(2)(iii).
     Response: We have expanded our discussion to address this comment. See page 18 of Amendment No. 1.
     9. Please confirm that Parties A, B, and C are not affiliates of yours and that they, or persons associated with them, did not have a direct interest in any of their contacts with you. See Schedule 14A, Item 14(b)(7).
     Response: This will confirm that Parties A, B and C are not affiliates of Rent-Way and that, to Rent-Way’s knowledge, those parties, or persons associated with them, did not have a direct interest in any of their contacts with Rent-Way.
     10. Please clarify whether Rent-A-Center was one of the six parties who expressed a significant level of interest in response to Citigroup’s efforts to contact potential purchasers. Please also discuss the indications of interest, offers, or negotiations by the remaining two or three parties. We note that you have only discussed indications of interest by parties A, B, and C and Rent-A-Center.
     Response: We have added disclosure to address this comment. See page 18 of Amendment No. 1.
     Opinion of the Financial Advisor, page 21
     11. Please provide for staff review all materials prepared by MCF and provided to Rent-Way’s board, or their representatives. Provide the board book and all transcripts, summaries, and video presentation materials. Note that we may have additional comments on disclosure once we have reviewed it.
     Response: We provided these materials, consisting of the MCF board book dated August 7, 2006, to the staff via overnight delivery on September 20.
     12. We note your statement on page 22 that MCF received financial projections from you and that projections are disclosed on page 47. Please provide us supplementally with copies of these projections and all other financial information you prepared for MCF or Citigroup. Please also confirm to us that any material forecasts other than those disclosed on page 47 were not made available to Rent-A-Center or, alternatively, revise your proxy statement to include these materials as well.
     Response: Attached as appendices to the MCF board book that was previously provided to the staff are the projections that were provided to MCF and Citigroup by Rent-Way. The only additional projected financial information made available to MCF or Citigroup by Rent-Way consists of a monthly fiscal 2006 estimated income statement. We will provide this monthly 2006 estimated income statement to the staff should you so request. With respect to the staff’s request to be provided supplementally all other financial information prepared by Rent-Way for MCF or Citigroup, (1) Rent-Way provided MCF with the information detailed in MCF’s fairness opinion and described in the proxy statement consisting primarily of publicly available historical financial information, and (2) Rent-Way provided Citigroup with historical and projected financial information broken down by store and historical financial statements and related financial information for its subsidiary, dPi Teleconnect. As Rent-Way has approximately 750 stores, store-level information is only meaningful to a shareholder when rolled up and presented in the aggregate. dPi Teleconnect is a very small component of Rent-Way’s financial results and contributes little to MCF’s fairness analysis. We respectfully submit that providing the staff with the store level financial information and dPi financial information that was provided to Citigroup should be unnecessary. Pursuant to the staff’s request, we confirm that any material forecasts other than those disclosed in the proxy statement were not made available to Rent-A-Center.
     13. Please disclose the basis for MCF’s assumption that the financial projections relating to you were reasonably prepared.
     Response: We have added the requested disclosure. See page 22 of Amendment No. 1.
     14. Please disclose, if true, that no updated opinion will be obtained.
     Response: We have added the requested disclosure. See page 23 of Amendment No. 1.
     15. Please disclose how MCF selected the companies used in each format of its precedent transaction analysis, the discounted cash flow analysis, and the comparable public company analysis. Disclose whether any companies meeting these criteria were excluded from the analysis.
     Response: We have added the requested disclosure. See pages 23-25 of Amendment No. 1.
     Selected Precedent Transaction Analysis, page 23
     16. Please expand your discussion of this analysis performed by the financial advisor to disclose how it calculated enterprise value. In addition, please disclose the number of transactions analyzed in the rent-to-own industry and the basis for using EBITDA, rather than revenue or another measure, in evaluating transactions in the specialty retail industry. You may also consider providing examples of the specialty retail industry transactions that were evaluated.
     Response: We have added the requested disclosure. Note that we have deleted reference to “enterprise value” in this section and now refer only to “value of the transaction.” See pages 23-24 of Amendment No. 1.

     17. In addition to our comment above, please explain why MCF chose to compare Rent-Way’s earning to the broader specialty retail industry, and explain what the specialty retail industry encompasses and why other companies in that industry are relevant to Rent-Way.
     Response: We have added the requested disclosure. See page 24 of Amendment No. 1.
     Discounted Cash Flow Analysis, page 24
     18. Please expand your discussion to discuss the basis for the discount rates used in this analysis. Please disclose the number of comparable publicly traded companies used to calculate the EBITDA terminal multiples that were used.
     Response: We have added the requested disclosure. See pages 24-25 of Amendment No. 1.
     Comparable Public Company Analysis, page 24
     19. Please explain whether MCF considered any historical information of Aaron Rents, Rent-A-Center, and Rent-Way. The analysis appears to be based solely on projected information. If that is true, please explain why MCF chose not to use historical information, and disclose the basis or source of projections relating to Aaron Rents and Rent-Way.
     Response: We have added the requested disclosure. See page 25 of Amendment No. 1.
     Interests of Rent-Way’s Directors and Executive Officers in the Merger, page 28
     20. Please revise your table to provide aggregate information for your directors and executive officers. In addition, please provide a column quantifying the total of all compensatory payments and all other benefits that all executive officer, directors, and key employees will receive as a result of the transaction. Provide this information on an individual and group basis.
     Response: We have revised the table to provide aggregate information for directors and executive officers. Consistent with our conversation with the staff, given the difficulty of quantifying the total of compensatory payments and other benefits that may or not be received by executive officers as a result of the transaction, we believe that adding a column appearing to quantify those payments and other benefits would be misleading as it would require significant assumptions to be made that may not be reasonable. We have added the impact of the one executive officer’s restricted stock units to the total payments to be made to him as set forth in the table. See page 29 of Amendment No. 1
     The Merger Agreement, page 34
     21. We note your disclosure that the representations and warranties may not be accurate or complete as of any particular date. Please be advised that, notwithstanding the inclusion of this disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading. Please confirm your understanding.
     Response: We confirm the company’s understanding that notwithstanding the inclusion of the disclaimer noted in the staff’s comment, Rent-Way is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading.
     22. We note the statement that shareholders should not rely on the representations and warranties in the merger agreement as statements of factual information. We also note your statement that the merger agreement should be read together with other information in the proxy statement and public filings. Please revise to more clearly state that the representations and warranties should be read with consideration given to the entirety of public disclosure regarding the parties as set forth in their respective reports with the SEC. As currently drafted, the disclosure may still imply that the representations and warranties do not constitute public disclosure for purposes of the federal securities laws.
     Response: We have revised the disclosure to address the staff’s comment. See page 35 of Amendment No. 1.
     Consideration to be Received in the Merger, page 35
     23. Please disclose how Rent-A-Center intends to finance the $10.65 per share cash payment. Please also disclose whether Rent-A-Center has a signed agreement in place to finance the cash payment, such that financing is assured. Refer to Instruction 2 to Item 14 of Schedule 14A.
     Response: Rent-A-Center has advised Rent-Way that it intends to refinance its senior credit facility to increase its borrowings thereunder prior to the anticipated closing of the merger and that it has entered into a firm underwritten commitment letter with J.P. Morgan Securities, Inc. and JPMorgan Chase Bank, N.A. (together, “JPMorgan”), whereby JPMorgan has agreed to provide such refinancing, subject to customary conditions for commitment letters of this nature.
     Rent-A-Center has further advised Rent-Way that it intends to issue a press release advising the public of the general terms of the proposed refinancing and that it intends to issue a second press release upon the closing of such refinancing (each of which will be filed with the Commission under cover of Schedule 14A). Rent-A-Center further anticipates that both such events will occur prior to the date of the special meeting of Rent-Way’s shareholders to consider and vote upon the merger. See page 36 of Amendment No. 1.
     Amendment, Modification and Waiver, page 46
     24. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit stockholders’ votes.

     Response: We have added disclosure to address the staff’s comment. See page 47 of Amendment No. 1.
     As per your request, Rent-Way acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (716) 848-1253 if you have any questions regarding these responses. We are delivering two marked and two clean courtesy copies of Amendment No. 1 to Matt Franker of the Commission.
Sincerely,
John J. Zak
cc:	Matt Franker, Esq. — SEC Staff Attorney William S. Short John A. Lombardi — Rent-Way, Inc.